UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

D. Zachary Hudson, Esq.
c/o Las Vegas Sands Corp.
5420 S. Durango Dr.
Las Vegas, Nevada 89113
(702) 923-9000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 1 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,218,001[1]
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 167,270,501[1]
	10	SHARED DISPOSITIVE POWER 225,918,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,188,851[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7%[2]
14	TYPE OF REPORTING PERSON IN
__________________________
1 Includes options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust that are exercisable.
2 Based upon a total of 759,152,398 shares of Common Stock outstanding on November 15, 2023 as provided by the Issuer plus options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust.

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 322,717,724
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 38,605,422
	10	SHARED DISPOSITIVE POWER 227,268,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,926,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%[1]
14	TYPE OF REPORTING PERSON IN
__________________________
1 Based upon a total of 759,152,398 shares of Common Stock outstanding on November 15, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,919
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,919
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 759,152,398 shares of Common Stock outstanding on November 15, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,918
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,918
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 759,152,398 shares of Common Stock outstanding on November 15, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Miriam Adelson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,705,278[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,705,278[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,705,278[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[2]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Includes options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust that are exercisable.
2 Based upon a total of 759,152,398 shares of Common Stock outstanding on November 15, 2023 as provided by the Issuer plus options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust.

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 12

Explanatory Note

This Amendment No. 11 to the Schedule 13D filed on November 24, 2008, as previously amended, is being filed to report (a) the execution of an underwriting agreement, dated November 28, 2023, by and among Las Vegas Sands Corp., Dr. Miriam Adelson, The Miriam Adelson Trust and the underwriter parties thereto, relating to an underwritten secondary public offering for the sale of an aggregate of 46,264,168 shares of common stock of Las Vegas Sands Corp. by Dr. Adelson and The Miriam Adelson Trust, and (b) changes in the beneficial ownership reported by certain of the Reporting Persons due to (i) grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan and (ii) the transfers of shares of Common Stock held by Dr. Adelson or trusts for the benefit of members of the Adelson family to other trusts for the benefit of members of the Adelson family.

Item 1.	Security and Issuer.

This Amendment No. 11 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009, Amendment No. 3 thereto filed on November 18, 2011, Amendment No. 4 thereto filed on March 5, 2012, Amendment No. 5 thereto filed on June 9, 2014, Amendment No.6 thereto filed on February 17, 2015, Amendment No. 7 thereto filed on February 13, 2019, Amendment No. 8 filed thereto on February 26, 2021, Amendment No. 9 filed thereto on June 9, 2021, and Amendment No. 10 filed thereto on March 17, 2022 (such Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9, and No. 10 thereto, collectively, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5420 S. Durango Dr., Las Vegas, Nevada 89113. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Dr. Miriam Adelson (“Dr. Adelson”), Irwin Chafetz (“Mr. Chafetz”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “Remainder Trust”), the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust”) and The Miriam Adelson Trust (the “Adelson Trust” and, together with Dr. Adelson, Mr. Chafetz, the Remainder Trust, and the Friends and Family Trust, the “Reporting Persons”), constitute a “group,” which, as of the date hereof, collectively beneficially owns approximately 433,144,273 shares of Common Stock, or 57.0%, of the Issuer’s 759,152,398 shares of Common Stock issued and outstanding as of November 15, 2023 (the “Outstanding Common Stock”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), plus options to purchase 694,738 shares of Common Stock held by the Adelson Trust.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

Since the date of Amendment No. 10 to this Schedule 13D, there have been changes in beneficial ownership of shares of Common Stock by the individual Reporting Persons due to (a) grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan and (b) the transfers of shares of Common Stock held by Dr. Adelson or trusts for the benefit of members of the Adelson family to other trusts for the benefit of members of the Adelson family or members of the Adelson family. These changes resulted in the aggregate an increase of 89,105 shares of Common Stock beneficially owned by the Reporting Persons as a group.

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 12

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 of the Schedule 13D.

On November 28, 2023, in connection with a registered secondary public offering (the “Offering”) of Common Stock, Dr. Adelson and the Adelson Trust (together, the “Selling Stockholders”), the Issuer and the underwriters party thereto (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, subject to and upon the terms and conditions set forth therein, an aggregate of 46,264,168 shares of Common Stock, with 34,010,540 shares to be sold by the Adelson Trust and 12,253,628 shares to be sold by Dr. Adelson, at a price of $43.23 per share (reflecting the public offering price of $44.00 per share, less the underwriting discount of $0.77 per share). The Offering is expected to close on or around December 1, 2023, subject to customary closing conditions. The Selling Stockholders intend to use the net proceeds from the Offering, along with additional cash on hand, to fund the purchase of a majority interest in a professional sports franchise pursuant to a binding purchase agreement, subject to customary league approvals.

In connection with the Offering, the Selling Stockholders entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they agreed with the representatives of the Underwriters, subject to certain exceptions, not to, and shall not cause or direct any of their affiliates to, among other things, offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or enter into any hedging or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period ending 365 days after the date of the final prospectus relating to the Offering, except with the prior written consent of the representatives of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the Underwriting Agreement and the Lock-Up Agreements, as applicable, copies and forms of which are attached hereto as Exhibit 10 and Exhibit 11, respectively, and are incorporated herein by reference.
The disclosure under Item 5 hereof is incorporated by reference.

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 12

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated herein by reference from Items 11 and 13 of the cover page of the applicable Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons but disclaims such beneficial ownership. The beneficial ownership of all of the Reporting Persons together is 433,144,273 shares of Common Stock, or 57.0% of the Outstanding Common Stock.

(b)

Dr. Adelson beneficially owns an aggregate of 393,188,851 shares of Common Stock (approximately 51.7% of the Outstanding Common Stock). Of these shares, (i) 53,387,792 shares are owned directly by Dr. Adelson, (ii) 87,718,919 shares are held by the Remainder Trust, (iii) 87,718,918 shares are held by the Friends and Family Trust, (iv) 34,010,540 shares are held by the Adelson Trust, (v) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently and (vi) 129,657,944 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 108,218,001 shares of Common Stock, of which (i) 53,387,792 shares are owned directly by Dr. Adelson, (ii) 34,010,540 shares are held by the Adelson Trust, (iii) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently, and (iv) 20,124,931 shares are held by various entities as described below. Dr. Adelson has shared voting control over 2,208,548 shares of Common Stock.

Dr. Adelson has sole dispositive power over 167,270,501 shares of Common Stock, of which (i) 53,387,792 shares are owned directly by Dr. Adelson, (ii) 34,010,540 shares are held by the Adelson Trust, (iii) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently, and (iv) 79,177,431 shares are held by various entities as described below. Dr. Adelson has shared dispositive control over 225,918,350 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 44,673,029 shares are held by various entities as described below.

Dr. Adelson is manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 12,566,710 shares of Common Stock. Dr. Adelson has sole voting and dispositive control of these shares of Common Stock.

Mr. Chafetz is deemed to beneficially own an aggregate of 324,926,272 shares of Common Stock (approximately 42.8% of the Outstanding Common Stock). Of these shares, (i) 89,105 shares are owned directly by Mr. Chafetz and (ii) 324,837,167 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable. Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 12

Mr. Chafetz has sole voting control over 322,717,724 shares of Common Stock, of which (i) 89,105 shares are owned directly by Mr. Chafetz and (ii) 322,628,619 shares are held by various entities as described below. Mr. Chafetz has shared voting control over 2,208,548 shares of Common Stock.

Mr. Chafetz has sole dispositive control over 38,605,422 shares of Common Stock, of which (i) 89,105 shares are owned directly by Mr. Chafetz and (iii) 38,516,317 shares are held by various entities as described below. Mr. Chafetz has shared dispositive control over 227,268,350 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 51,830,513 shares are held by various entities as described below.

Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust. The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 11.6% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 11.6% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson is the sole trustee of the Adelson Trust. The Adelson Trust directly owns 34,010,540 shares of Common Stock and 694,738 shares of Common Stock issuable upon the exercise of options held by the Adelson Trust that are exercisable currently (approximately 4.6% of the Outstanding Common Stock).

Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family. These trusts directly own 284,970,850 shares of Common Stock. Dr. Adelson and Mr. Chafetz share authority to vote 2,208,548 shares of Common Stock owned by these trusts. Mr. Chafetz has sole authority to vote 282,762,302 shares of Common Stock owned by these trusts. Dr. Adelson and Mr. Chafetz may be deemed to share dispositive control over the shares of Common Stock owned by these trusts. Notwithstanding the foregoing, in connection with the Lock-Up Agreements, on November 25, 2023, Dr. Adelson delegated dispositive control over 220,773,935 of such shares to Mr. Chafetz, as trustee, until December 31, 2024. Such delegations may be revoked by Dr. Adelson at any time in her sole discretion.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 12

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 38,516,317 shares of Common Stock. Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts. Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.

Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 41,568,761 shares of Common Stock.

Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock. Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares. Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.

(c)

There have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Amendment to the Schedule 13D.

(d)

Except as set forth above regarding the beneficiaries and trustees of the trusts disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.

(e)

As of August 30, 2022, the Adelson Trust ceased to be the beneficial owner of more than five percent of the Outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the text below to the end of Item 6 of the Schedule 13D.

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

CUSIP No. 517834107	SCHEDULE 13D	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1.
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (incorporated by reference to Exhibit 1 to Schedule 13D/A filed on February 17, 2015).

2.
Convertible Note Purchase Agreement, dated as of September 30, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

3.
Note Conversion and Securities Purchase Agreement, dated as of November 10, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

4.
Amendment to Note Conversion and Securities Purchase Agreement between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

5.
Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

6.
Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

7.	Lockup Agreement, dated as of November 10, 2008, entered into by Dr. Miriam Adelson (incorporated by reference to Exhibit 7 to Schedule 13D filed on November 24, 2008).
8.
Letter Agreement dated October 10, 2020 by and among Sheldon G. Adelson, Dr. Miriam Adelson, the trusts and other entities listed on the signature pages thereto and Las Vegas Sands Corp (incorporated by reference to Exhibit 8 to Schedule 13D/A filed on February 26, 2021).

9.
Joint Filing Agreement of Estate of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust, the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust and The Miriam Adelson Trust (incorporated by reference to Exhibit 9 to Schedule 13D/A filed on March 17, 2022).

10.
Underwriting Agreement, dated November 28, 2023 among Las Vegas Sands Corp., Dr. Miriam Adelson, The Miriam Adelson Trust and Goldman Sachs & Co. LLC and BofA Securities, Inc. as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 30, 2023).

11.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 30, 2023).

CUSIP No. 517834107	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2023

/s/ Miriam Adelson
MIRIAM ADELSON

/s/ Irwin Chafetz
IRWIN CHAFETZ

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

THE MIRIAM ADELSON TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

[Signature page to Amendment No.11 to Schedule 13D]